Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement of Boyd Gaming Corporation on Form S-3 of our report on the consolidated financial statements dated March 14, 2005 (which report expresses an unqualified opinion and includes an explanatory paragraph on the adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangibles Assets), and our report dated March 14, 2005 relating to management’s report on the effectiveness of internal control over financial reporting, both appearing in the Annual Report on Form 10-K of Boyd Gaming Corporation for the year ended December 31, 2004, and to the reference to us under the heading “Experts” in the prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Las Vegas, Nevada

December 15, 2005